Mail Stop 3561

July 31, 2009

Paul R. Lovejoy
Senior Vice President, General Counsel and Secretary
UAL Corporation
77 W. Wacker Drive
Chicago, IL 60601

> **Re: UAL Corporation**
> **Item 4.01 Form 8-K**
> **Filed July 28, 2009**
> **File No. 001-06033**

Dear Mr. Lovejoy:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within eight business days and an amended Form 8-K within the five days of the conclusion of your 2009 fiscal year audit.

1. Please amend your Form 8-K within the five days of the conclusion of your 2009 fiscal year audit, which appears to be the date of the intended dismissal of Deloitte & Touche LLP, as stated in the Item 4.01 Form 8-K filed on July 28, 2009. The amended Form 8-K should indicate whether there are any disagreements through that date and include an updated letter from your former auditor addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.

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July 31, 2009
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant